December 4, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

       Re: Sprout Social, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 2, 2019
           File No. 333-234316

Dear Mr. Howard:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No.1 to Form S-1 filed December 2, 2019

Condensed Consolidated Financial Statements (Unaudited) as of September 30, 2019 and for the
Nine Months Ended September 30, 2018 and 2019
Notes to Condensed Consolidated Financial Statements (Unaudited)
9. Subsequent Events, page F-36

1. Your disclosure on page 15 states that 310,000 RSUs were granted on October 29, 2019,
       63,400 RSUs were granted on November 5, 2019 and 304,400 RSUs were granted on
       November 27, 2019. Please disclose these grants, the associated compensation expense that will be recognized and the expected period over which the expense will be recognized.
 Justyn Howard
FirstName LastNameJustyn Howard
Sprout Social, Inc.
Comapany4, 2019
December NameSprout Social, Inc.
Page 2
December 4, 2019 Page 2
FirstName LastName
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Barbara Jacobs, Chief of Office of Assessment and Continuous
Improvement, at (202) 551-3735 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Christopher D. Lueking, Esq.